UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-54313

GME INNOTAINMENT, INC.
(Exact name of registrant as specified in its charter)

102 S TEJON ST STE 1100
COLORADO SPRINGS, CO 80903-2253 408-996-1010
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 64 holders of record of shares of common stock.

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Pursuant to the requirements of the Securities Exchange Act of 1934, GME Innotainment, Inc. has caused this certification and notice of termination of registration to be signed on its behalf by the undersigned duly authorized person.

GME INNOTAINMENT, INC.

Date: November 19, 2018	By:	/s/ Yves Michel
Yves Michel Chief Executive Officer

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